UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 15 )*

Mediware Information Systems, Inc.
(Name of Issuer)
Common Stock, par value $.10 per share
(Title of Class of Securities)
584946107
(CUSIP Number)
Mr. Lawrence E. Auriana
145 East 45th Street
New York, NY 10012
(212) 922-2999
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 2, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	584946107

1	NAMES OF REPORTING PERSONS Lawrence E. Auriana

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

SC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.

	7	SOLE VOTING POWER

NUMBER OF		2,467,163

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,467,163

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Lawrence E. Auriana hereby amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on August 16, 1991, as amended by Amendment No. 1 filed with the SEC on July 10, 1996, by Amendment No. 2 filed with the SEC on January 6, 2000, by Amendment No. 3 filed with the SEC on January 22, 2001, by Amendment No. 4 filed with the SEC on February 8, 2002, by Amendment No. 5 filed with the SEC on February 7, 2003, by Amendment No. 6 filed with the SEC on July 22, 2003, by Amendment No. 7 filed with the SEC on November 7, 2003, by Amendment No. 8 filed with the SEC on February 6, 2004, by Amendment No. 9 filed with the SEC on May 6, 2004, by Amendment No. 10 filed with the SEC on December 9, 2004, by Amendment No. 11 filed with the SEC on October 7, 2005, by Amendment No. 12 filed with the SEC on June 12, 2006, by Amendment No. 13 filed with the SEC on March 5, 2008 and as further amended by Amendment No. 14 filed with the SEC on March 23, 2009 (the “Schedule”) as follows:
This Schedule relates to the common stock, par value $.10 per share (“Common Stock”), of Mediware Information Systems, Inc., a New York corporation (the “Company”).
Item 3. Source and Amount of Funds or Other Consideration.
Item 3 of the Schedule is hereby supplemented by inserting the following text as the last paragraph thereof:
“The acquisition of the 2,137 shares of Common Stock that are the subject of Amendment No. 15 to the Schedule were the subject of a grant of restricted stock to Mr. Auriana under the Company’s 2003 Equity Incentive Plan, as amended, on January 2, 2009. The subject shares vested on June 30, 2009.”
Item 5. Interest in Securities of the Issuer.
Item 5(a) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:
“Mr. Auriana beneficially owns (as defined by Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 2,467,163 shares, or 31.9% of the shares of Common Stock outstanding as of April 25, 2009. 90,000 of such shares are issuable pursuant to presently exercisable options under the Company’s stock option plans.”
Item 5(b) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:
“Mr. Auriana has sole voting power over 2,467,163 shares of Common Stock. Pursuant to a Discretionary Account at Sandgrain Securities Inc. (“Sandgrain”), Mr. Auriana has no investment power, including the power to dispose, or to direct the disposition of, any shares of Common Stock. See Item 6.”

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Lawrence E. Auriana
Lawrence E. Auriana
Date: August 4, 2009